Filed Pursuant to Rule 433

Registration No. 333-191692

Dated: June 18, 2015

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated June 18, 2015 to the Prospectus dated October 11, 2013.

Issuer:	JPMorgan Chase & Co.
Security:	2.750% Notes due 2020
Ratings*:	A3/A/A+
Currency:	USD
Size:	$2,250,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	June 23, 2020
Coupon:	2.750%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	1.500% US Treasury due 05/20
Spread to Benchmark Treasury:	+115 basis points
Benchmark Treasury Yield:	1.637%
Price to Public:	99.828% of face amount
Yield to maturity:	2.787%
Proceeds (Before Expenses) to Issuer:	$2,238,255,000 (99.478%)
Interest Payment Dates:	June 23 and December 23 of each year, commencing December 23, 2015
Business Day:	New York and London
Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after May 23, 2020, at a redemption price equal to 100% principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption
CUSIP/ISIN:	46625H LW8/US46625HLW87
Trade Date:	June 18, 2015
Settlement Date:	June 23, 2015 (T+3)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:

ABN AMRO Securities (USA) LLC

Banca IMI S.p.A

BMO Capital Markets Corp.

Danske Markets Inc.

FTN Financial Securities Corp

ING Financial Markets LLC

Natixis Securities Americas LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

Standard Chartered Bank

TD Securities (USA) LLC

Loop Capital Markets LLC Siebert Brandford Shank & Co., L.L.C Ramirez & Co., Inc. The Williams Capital Group, L.P.

Additional Optional Redemption Terms:

If we call the notes for redemption, interest will cease to accrue on the redemption date as described above. In the case of any redemption of only part of the notes at the time outstanding, the notes to be redeemed will be selected not more than 60 days prior to the redemption date by the Trustee by such method as the Trustee shall deem fair and appropriate.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain of the Underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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